EFactor Holdings Inc. 870 Market Street Suite 828 San Francisco, CA 94102 USA

December 23, 2011

Barbara C. Jacobs, Assistant Director

Mark P. Shuman, Branch Chief-Legal

Edwin Kim, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

RE:

EFactor Holdings, Inc.

Form 10

Filed November 3, 2011

File No. 000-54538

Dear Ms. Jacobs, and Messrs Shuman and Kim:

On November 3, 2011, EFactor Holdings, Inc. (the “Company”), filed a registration statement on Form 10 (the “Form 10”) under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), File No. 000-54538.

The Company hereby requests immediate withdrawal of the Form 10, along with any amendments and exhibits.

The Company believes that withdrawal of the Form 10 is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing (pursuant to Exchange Act Section 12(g)(1)) before the Company has had an opportunity to fully respond to the comments of the Commission staff. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Form 10 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this request, please contact the undersigned or Gregory Lykiardopoulos (Chairman) at 415-381-4806.  Thank you for your assistance in this matter.

Very truly yours,

EFACTOR HOLDINGS, INC.

By:      /s/ Adrie Reinders

Name: Adrie Reinders

Title: Chief Executive Officer, President

cc

C. Parkinson Lloyd, Esq., Durham Jones & Pinegar, P.C.